Exhibit I-1(a)(ii)

Recommended Tender Offer

to the Shareholders of Maconomy A/S

Offer Advertisement

Deltek, Inc., Herndon, Virginia, USA, (“Deltek”), a United States corporation incorporated under the laws of the State of Delaware with Federal identification number 541252625 and listed on the NASDAQ Global Select Market, hereby makes a voluntary and conditional public tender offer (the “Tender Offer”), to all of the shareholders of Maconomy A/S, CVR nr. 13703973, Vordingborggade 18-22, 2100 København Ø, (“Maconomy”), pursuant to the offer document dated 3 June 2010 (the “Offer Document”).

Deltek has negotiated the Offer Price and the other terms and conditions to the Tender Offer with the board of directors of Maconomy. These negotiations resulted in Deltek having made a Tender Offer at DKK 20.50 per Maconomy Share of a nominal value of DKK 2, which Offer Price has been unanimously recommended by the board of directors of Maconomy. The Tender Offer as well as acceptance thereof shall be subject to Danish law. Terms defined in this offer advertisement (the “Offer Advertisement”) shall have the same meanings as set out in the Offer Document.

Deltek believes that completion of the Tender Offer will be beneficial to both Deltek and Maconomy. Deltek’s primary focus is on the market for government contractors and architecture and engineering firms, with approximately 90 percent of its revenues generated in the United States and 10 percent of its revenues generated internationally. Maconomy’s primary focus is on the broader professional services market, especially with respect to agencies, public relations, consulting, audit, legal research and non-governmental organizations (NGOs). The majority of Maconomy’s revenue is generated in Europe, with 15-20 percent of its revenue being generated in the United States.

Deltek believes that the acquisition would provide it with access to complementary capabilities resulting from Maconomy’s industry-deep experience with professional services organizations and its established reputation in Europe. In particular, Deltek believes that the acquisition would enhance Deltek’s ability to penetrate the architecture and engineering markets in Europe. Similarly, Deltek believes that Maconomy would benefit from Deltek’s reputation as a leading provider of project-focused solutions and its well-established foot-print in United States markets. Specifically, Deltek believes that the acquisition would enhance Maconomy’s ability to penetrate the market for professional services organizations in the United States. Deltek believes that Deltek and Maconomy will also benefit from sharing their experience and resources with respect to sales, marketing and product strategies, software product development, and approaches to product support.

Deltek has no current intention to implement material changes to Maconomy’s organization, management or the terms of employment of the employees as a result of the Tender Offer. The business concept of Maconomy will be continued for the time being, and the future strategy of Maconomy will be assessed from time to time in connection with the integration of the two enterprises and with the implementation of Deltek’s ongoing strategy process.

Deltek is submitting the Tender Offer in order to acquire all of the Share Capital and voting rights of Maconomy, including in respect of any new Maconomy Shares issued within the Offer Period upon the exercise of Warrants, and not with any intention to resell the Maconomy Shares acquired in the Tender Offer to a third party.

The Danish Financial Supervisory Authority has ascertained that the Offer Document complies with the requirements for a voluntary tender offer under the Danish Securities Trading Act and Executive Order No. 221 of 10 March 2010 on Takeover Bids. Accordingly, Deltek is exempt from making a mandatory tender offer to the remaining Maconomy Shareholders pursuant to Section 31 of the Danish Securities Trading Act following completion of the Tender Offer.

Maconomy shareholders, including members of the board of directors and executives of Maconomy, in aggregate representing 39.26 percent of the Share Capital and voting rights in Maconomy (excluding treasury shares), have irrevocably undertaken to accept and support the Tender Offer in respect of their entire shareholdings.

Upon completion of the Tender Offer, Deltek intends (i) to request that an extraordinary general meeting of Maconomy be convened in order to elect new members to the board of directors of Maconomy and to authorise a de-listing of the Maconomy Shares from NASDAQ OMX, and (ii) to initiate a compulsory acquisition procedure with a view to acquiring the remaining Maconomy Shares.

Extract of the terms and conditions of the Tender Offer:

Offeror	Deltek, Inc. 13880 Dulles Corner Lane Herndon, VA 20171 USA

Offer Price	The shareholders of Maconomy are offered DKK 20.50 in cash for each Maconomy Share of a nominal value of DKK 2 less any dividend or other distributions made prior to the time of completion of the Tender Offer. Any brokerage fees and other selling expenses shall be paid by the tendering Maconomy shareholders.

Offer Period	The Offer Period commences on Thursday, 3 June 2010 and expires on Thursday, 1 July 2010 at 08.00 p.m. CET, or at the expiration of any extension of the Offer Period. Acceptances of the Tender Offer must be received by Nordea Bank Danmark A/S through the tendering Maconomy shareholders’ own custodian bank or stockbroker prior to the expiry of the Offer Period.

Acceptance Procedure

Maconomy shareholders wishing to accept the Tender Offer subject to the terms and conditions of the Offer Document shall contact their own custodian bank or stockbroker, requesting that acceptance of the Tender Offer is communicated to Nordea Bank Danmark A/S.

Shareholders wishing to accept the Tender Offer are requested to use the acceptance form attached to the Offer Document.

Maconomy shareholders should note that acceptance must be submitted to their own custodian bank or stockbroker in due time in order to allow the custodian bank or stockbroker to process and communicate the acceptance to Nordea Bank Danmark A/S before the Offer Period expires.

Announcement of the result of the Tender Offer	Deltek will announce the result of the Tender Offer through NASDAQ OMX and electronic media as soon as possible and in any event no later than three Stock Exchange Days after expiry of the Offer Period. If the Offer Period is not extended, Deltek expects that this announcement will be made on or before Tuesday, 6 July 2010.

Conditions

The Tender Offer is subject to the following conditions being either fulfilled or waived:

•        that at the expiry of the Offer Period, Deltek holds or has received valid acceptances of the Tender Offer in respect of an aggregate of more than 90 percent of Maconomy’s Share Capital and voting rights as determined pursuant to Section 70 of the Danish Companies Act, including in respect of any new Maconomy Shares issued within the Offer Period upon the exercise of Warrants;

•        that completion of the Tender Offer has not been precluded or materially obstructed by new legislation, court decisions, or decisions by public authorities;

•        that in the period from the release of the interim report of Q1 2010 on 28 April 2010 and until announcement of the result of the Tender Offer there have been no events, matters or circumstances that are likely to have a material adverse effect on the operations and business activities or financial position of the Maconomy Group as a whole, save for (i) any failure by the Maconomy Group to meet license revenue expectations for the second quarter of 2010, (ii) transaction costs incurred by the Maconomy Group in connection with the Tender Offer, and (iii) any event or change which is general to the economy as a whole. If the Offer Period is extended, Deltek shall not be able to rely on this condition with respect to any event, fact or circumstance that has occurred during any period prior to the most recent extension of the Offer Period;

•        that the Maconomy Group shall have operated its business in a manner which is consistent with the Maconomy Group’s ordinary course of business, including, but not limited to there being no announcement or payment of any dividend or distribution of funds to shareholders;

•        that approval under the relevant applicable competition laws from the relevant authorities have been obtained or the applicable waiting periods have expired or been terminated without action in all relevant jurisdictions;

•        that prior to the expiry of the Offer Period, the board of directors of Maconomy shall not have withdrawn or revised in any adverse way its recommendation of the Tender Offer;

•        that until the expiry of the Offer Period, the board of directors of Maconomy shall not have taken any steps providing for an accelerated vesting and/or exercise period for some or all of the Warrants and Share Options issued, except in respect of such Warrants that may be exercised within the Offer Period; and

•        that until the expiry of the Offer Period, with the exception of any Maconomy Shares that are issued upon the exercise of Warrants that were granted prior to the Offer Period, Maconomy has not changed its registered share capital, changed its articles of association, issued Warrants or other instruments convertible into shares or sold or made any other disposition of any treasury shares, except any sale to Deltek.

Deltek is entitled to withdraw the Tender Offer if one or more of the abovementioned conditions have not been satisfied or waived at the expiry of the Offer Period (as and if extended). Any withdrawal of the Tender Offer will be announced through NASDAQ OMX, electronic media and by means of a press release, if and to the extent required under applicable laws, rules and regulations.

Other Terms	Deltek reserves the right to purchase Maconomy Shares during the Offer Period outside the Tender Offer in accordance with the terms and conditions set out in the Offer Document.

Settlement	Settlement for Maconomy shareholders who have agreed to sell their Maconomy Shares pursuant to the Tender Offer will take place through the shareholders’ own custodian banks or stockbrokers as soon as possible and in any event no later than three Stock Exchange Days after Deltek’s announcement through NASDAQ OMX and electronic media that the conditions for completion of the Tender Offer have been met or waived. The announcement will state the final settlement date, which is expected to be Friday, 9 July 2010. Any brokerage and other selling expenses charged by the tendering Maconomy shareholder’s custodian banks or stockbrokers shall be paid by the tendering Maconomy shareholders.

The above is a summary of the Offer Document that contains the terms and conditions of the Tender Offer and reference are made thereto.

Deltek will ask Maconomy to send by mail a copy of this Offer Advertisement together with the Offer Document and the announcement from Maconomy’s board of directors at Deltek’s expense to registered Maconomy shareholders, except to those Maconomy shareholders in such jurisdictions in which the distribution of the Offer Advertisement and/or Offer Document would be contrary to the law or otherwise restricted, including Canada, Australia and Japan.

Additional copies of the Offer Document are available on request from Nordea Bank Danmark A/S, Securities Operations – CA, Tel: +45 33 33 50 92, and will also be available on www.maconomy.dk and www.deltek.com. Information contained on Deltek’s and Maconomy’s websites is not incorporated by reference into, and does not constitute any part of, this Offer Advertisement or the Offer Document.

Disclaimer:

The Tender Offer is not being made to shareholders whose participation in the Tender Offer requires an offer document, registration or measures other than those required by Danish law. This Tender Offer is not being made directly or indirectly in Canada, Australia or Japan or in any other jurisdiction in which the making of this Tender Offer or the acceptance thereof would be contrary to the laws of the relevant jurisdiction, and this Offer Document may not be distributed to Maconomy shareholders resident in such jurisdictions. Persons into whose possession this document may come are required to obtain all necessary information about any restrictions and to observe such restrictions.

This Offer Advertisement and the Offer Document contains “forward-looking statements” with respect to certain of Deltek’s and/or Maconomy’s plans and their current goals and expectations relating to their future financial condition, performance and results and other similar matters. Forward-looking statements may be identified by words such as “believe”, “belief”, “expect”, “intend”, “may”, “plan”, “should”, “would” or other similar words. By their nature, forward-looking statements involve substantial risk and uncertainties because they relate to future events and circumstances which Deltek or Maconomy are not able to accurately predict or which are beyond the control of Deltek and/or Maconomy, including amongst other things, U.S. and Danish domestic and global economic business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Deltek, Maconomy or their respective affiliates operate. As a result, the actual future financial condition, performance and results of Deltek or Maconomy may differ materially from the plans, goals and expectations set forth in any forward-looking statement. Before making a decision to tender Maconomy Shares in the Tender Offer, Maconomy Shareholders should be aware that the occurrence of any such event (or any of the additional events described as risk factors in Deltek’s filings with the U.S. Securities and Exchange Commission) could have a material adverse effect on Deltek’s and/or Maconomy’s future financial conditions, performance and results. Any forward-looking statement made by either Deltek or Maconomy speaks only as of the date of the Offer Document. Neither Deltek and/or Maconomy undertakes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable laws, rules or regulations.

Herndon, Virginia, USA,

3 June 2010

Deltek, Inc.